Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  June 1, 2015


Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                        Re: Elkhorn Unit Trust, Series 3
                  Elkhorn Multi-Asset Income Portfolio of ETFs
                       File Nos. 333-203695 and 811-22925
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Dear Ms. O'Neal-Johnson:

      This letter is in response to your comment letter dated May 27, 2015, regarding the registration statement on Form S-6 for Elkhorn Unit Trust, Series 3, filed on April 28, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Elkhorn Multi-Asset Income Portfolio of ETFs (the "Trust").

PROSPECTUS

PRINCIPAL INVESTMENT STRATEGY

      1. The first sentence in this section states, "The Trust seeks to provide current income with the potential for capital appreciation by investing in a portfolio of exchange-traded funds ("ETFs") that invest primarily in income-producing equity and debt securities." Please inform the staff whether the Trust received exemptive relief from Sections 12(d)(1)(A), (B) and (C) in connection with the purchase of ETFs.

      Response: The Trust received exemptive relief from Sections 12(d)(1)(A),
(B) and (C) of the Investment Company Act of 1940 in connection with the purchase of ETFs. Please see File Number 812-14261.

      2. Disclose the market capitalization of the common stocks that will be held by ETFs in which the Trust invests.

      Response: The disclosure has been revised in response to your comment.

      3. Include the maturity strategy of fixed income ETFs in which the Trust will invest.

      Response: The maturity strategies for the Trust's underlying fixed income ETFs are unknown to the sponsor.

      4. Disclose the extent to which the Trust may invest in ETFs that invest primarily in foreign markets.

      Response: The disclosure has been revised in response to your comment.

      5. In your response letter, please confirm that the Fund will not be concentrated in any particular industry. Please confirm that to the extent an underlying ETF concentrates in a particular industry, the Fund will be deemed to concentrate to the same extent.

      Response: The final portfolio for the Trust has not been selected. The risk disclosure will be updated on the day of deposit to reflect the sector concentrations of the Trust, if any.

PRINCIPAL RISKS

      6. In the sub-paragraph captioned, "Master Limited Partnerships," confirm that the Trust will not hold shares of an ETF that invests in general partnership interests of MLPs. Alternatively, add disclosure regarding the risks associated with general partnership interests in MLPs. We may have further comments.

      Response: The Trust will not hold shares of an ETF that invests in general partnership interests of the MLPs.

FEE TABLE

      7. Footnote 3 to the fee table states, "the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately six months from the inception date." Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

      Response: The sponsor will not sell units of the Trust after the primary offering period.

      8. The last sentence of footnote 6 states, "Please note that the Sponsor or an affiliate may be engaged as a service provider to certain ETFs held by your Trust and therefore certain fees paid by your Trust to such ETFs will be paid to the Sponsor or an affiliate for its services of such ETFs." Consider using bold font or italics to highlight this disclosure.

      Response: The disclosure has been revised in response to your comment.

HOW TO BUY UNITS

      9. In the section captioned "Exchange or Rollover Option," you state, "If you are buying units of your Trust in the primary market with redemption or termination proceeds from any other Elkhorn unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales fee and a deferred sales fee." Confirm to the staff that no units will be sold below net asset value.

      Response: The sponsor will not sell units of the Trusts below net asset value.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                      By: /s/ Morrison C. Warren
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                                                              Morrison C. Warren